SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

222 BAY STREET

SUITE 1750, P.O. BOX 258

TORONTO, ONTARIO

M5K IJ5

________

TEL: (416) 777-4700

FAX: (416) 777-4747

www.skadden.com

January 9, 2007

Via EDGAR

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange
Commission to the Form 40-F for the fiscal year ended December
31, 2005 of Gammon Lake Resources Inc. (File No. 001-31739)

Dear Ms. Davis:

We refer to the comment letter of the Staff of the Securities and Exchange Commission, dated December 29, 2006, with respect to the Form 40-F for the year ended December 31, 2005 of Gammon Lake Resources Inc. (the "Company"). The Company and its advisors are diligently pursuing the resolution of each of the comments contained therein. However, the Company has determined that additional time is required to properly address the issues raised by your comments. As discussed with John Cannarella earlier today, it is our expectation that the Company will be in a position to furnish the Staff with a response letter by January 31, 2007.

Please telephone the undersigned at 416-777-4700 if you have any questions or need additional information.

Yours very truly,

/s/ Riccardo Leofanti

Riccardo Leofanti

cc:	John Cannarella (Securities and Exchange Commission)
Ken Schuler (Securities and Exchange Commission)
Fred George (Gammon Lake Resources – Chairman and President)
Colin Sutherland (Gammon Lake Resources –Chief Financial Officer)
John Turner (Fasken Martineau DuMoulin LLP)
Eric Spindel (Skadden, Arps, Slate, Meagher & Flom LLP)